Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (“Amendment”), dated as of October 23, 2014, is by and between Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”), and Continental Bank Holdings, Inc., a Pennsylvania corporation (“CBH”).

WHEREAS, BMBC and CBH entered into a certain Agreement and Plan of Merger dated as of May 5, 2014 (the “Agreement”); and

WHEREAS, in order to achieve certain administrative efficiencies, BMBC has requested and CBH has agreed to amend the Agreement to provide that the Closing will not occur earlier than January 1, 2015, and that the term “Termination Date” be redefined as January 5, 2015.

NOW, THEREFORE, in consideration of the agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1. The definition of “Termination Date” in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Termination Date” shall mean January 5, 2015.

2. Section 2.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

2.2. Effective Time.

The closing (“Closing”) shall occur no later than the close of business on the twentieth calendar day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties, provided however, that in no event shall the Closing occur prior to January 1, 2015. The Merger shall be effected by the filing of Articles of Merger with the Pennsylvania Department of State on the day of the Closing (the “Closing Date”), in accordance with the PBCL. The “Effective Time” shall mean the date and time upon which the Articles of Merger are filed with the Department of State of the Commonwealth of Pennsylvania, or as otherwise stated in the Articles of Merger, in accordance with the PBCL. The parties shall use their commercially reasonable efforts to effect the Closing on January 1, 2015 or as soon as possible thereafter.

3. Except as set forth in this Amendment, the terms and provisions of the Agreement are hereby ratified and declared to be in full force and effect. This Amendment shall be governed by the provisions of the Agreement, as amended by this Amendment, which provisions are incorporated herein by reference. This Amendment shall become effective upon its execution, which may occur in one or more counterparts and by electronic or facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Signature Page Follows

IN WITNESS WHEREOF, BMBC and CBH have caused this Amendment to be executed by their duly authorized officers as of the date first set forth above.

BRYN MAWR BANK CORPORATION

By:	/s/ Francis J. Leto
Name:	Francis J. Leto
Title:	President and Chief Operating Officer

CONTINENTAL BANK HOLDINGS, INC.

By:	/s/ H. Wayne Griest
Name:	H. Wayne Griest
Title:	President and Chief Executive Officer